August 29, 2013

Mr. Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             China Hydroelectric Corporation

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 18, 2013

File No. 001-34609

Dear Mr. Mew:

On behalf of China Hydroelectric Corporation (the “Company”), set forth below are the Company’s responses to your comment letter dated August 1, 2013 (the “Comment Letter”) with respect to the Company’s Form 20-F referenced above filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2013 (the “Form 20-F”).

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Form 20-F.

The Company responds to the Comment Letter as follows:

Form 20-F for Fiscal Year Ended December 31, 2012

Cover Page

1.              Please revise to include a name, telephone, e-mail and/or facsimile number and address of a company contact person as required by the facing sheet of Form 20-F.

The Company will revise and include the Company contact person details in its future Form 20-F filings as follows:

Scott Powell
Investor Relations and Corporate Communications
China Hydroelectric Corporation

2105A, Ping’an International Financial Center

No. 3 South Xinyuan Street

Chaoyang District, Beijing

People’s Republic of China 100027
Phone (U.S.): +1-646-650-1351
ir@china-hydro.com

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations of Our Company

EBITDA, as adjusted, page 83

2.              We note your use of “net (loss) income attributable to China Hydroelectric Corporation shareholders” as the most directly comparable GAAP financial measure in your reconciliation to EBITDA, as adjusted, on page 84. However, you disclose above the reconciliation that you are reconciling to your net income (loss). We believe that if EBITDA is presented as a performance measure, it should be reconciled to net income as presented in the statement of operations under GAAP. Please explain or revise. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

The Company respectfully advises the Staff that EBITDA, as adjusted, is presented in the Form 20-F as a performance measure and should be reconciled to net income. In response to the Staff’s comment, the Company will revise the disclosure in its future Form 20-F filings to reconcile EBITDA, as adjusted, to net income (loss) as presented in the statement of comprehensive income under GAAP in thousands of U.S. dollars in a manner similar to the following:

	For the Year Ended December 31,
	2010	2011	2012
Net (loss) income	3,985	(55,290)	(1,149)
Interest expenses, net	13,058	24,656	27,986
Other non cash charges, including exchange loss, change in fair value of derivative financial liabilities and warrant liability, and stock-based compensation expense	4,105	10,379	537
Income tax expense	3,208	1,527	6,451
Interest expense, income tax expense, depreciation and amortization related to discontinued operations	2,961	3,974	2,743
Impairment loss of long-lived assets	—	11,590	—
Impairment loss of goodwill	—	11,388	—
Provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets	—	1,256	843
Depreciation of property, plant and equipment, and amortization of land use rights and intangible assets	15,714	22,047	23,068
EBITDA, as adjusted	43,031	31,527	60,479

B. Liquidity and Capital Resources

Operating Activities, page 94

3.              Please revise to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information apparent from the face of your cash flow statement. Refer to Section IV of Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, the Company will revise the analysis of the underlying reasons for changes in its cash flows and explain the variability in its cash flows in future Form 20-F filings in a manner similar to the following:

Operating activities:

Net cash provided by operating activities was $22.7 million in 2012, as compared to a net loss of $1.1 million. The non-cash reconciliation items were mainly depreciation of property, plant and equipment of $22.4 million and gain of $2.8 million from disposal of the Yuanping and Yuheng hydropower projects. The principal working capital items changes include (i) a decrease in notes receivable of $1.9 million and accounts receivable of $1.8 million due to higher electricity sales volume in the last two months of 2012, resulting from better than average precipitation experienced by certain regions where our projects are located and (ii) a decrease in accrued expenses and other liabilities of $1.5 million due to payment of tax payable and the increase of $6.6 million in non-current liabilities was a reclassification from accrued expenses and other current liabilities.

Net cash provided by operating activities was $1.6 million in 2011, as compared to a net loss of $55.3 million. The non-cash reconciliation items were mainly (i) depreciation of property, plant and equipment of $22.0 million, (ii) impairment loss on long-lived assets of $11.6 million, primarily due to the full write-off of the development costs incurred by Wuyue Storage Power Generation project, (iii) impairment loss on goodwill of $11.4 million relating to our power projects in Yunnan and Fujian provinces, and (iv) write-off of share-based compensation expense of $10.5 million, which were partially offset by a decrease in accrued expenses and other current liabilities of $1.9 million, primarily due to payment of payroll and tax payables.

Net cash provided by operating activities was $43.1 million in 2010, as compared to a net income of $4.0 million. The non-cash reconciliation items were mainly depreciation of property, plant and equipment of $15.8 million and share-based compensation of $3.6 million. The principal working capital items changes include an increase of accrued expenses and other current liabilities of $10.1 million and an increase in prepayments and other current assets of $3.7 million, primarily due to increased additional capacity.

Investing activities:

Net cash used in investing activities was $2.8 million in 2012, consisting primarily of (i) the payment of outstanding acquisition costs of $8.9 million carried from the year 2011 for Xiaopengzu, Wuliting and Wangkeng hydropower projects, (ii) the payment of outstanding equipment costs of $7.1 million carried from the year 2011 and (iii) payment to contractors for construction projects in the amount of $6.9 million relating to capital expenditure for Liyuan, Wuliting, Ruiyang and Zhougongyuan hydropower projects, which were partially offset by the receiving of net sale proceeds of $20.2 million from disposal of the Yuanping and Yuheng hydroelectric power projects during 2012.

Net cash used in investing activities was $24.7 million in 2011, consisting primarily of (i) the acquisition of Dazhaihe and Jinling hydropower projects and the related subsidiaries in the amount of $19.3 million, (ii) payment to contractors for construction projects in the amount of $3.3 million and (iii) the purchase of property, plant and equipment of $1.5 million relating to capital expenditure for Zhougongyuan, Liyuan and Binglangjiang hydropower projects.

Net cash used in investing activities was $103.6 million in 2010, consisting primarily of (i) the advances prior to the acquisition date in the amount of $43.5 million, (ii) the payment for acquisition in the amount of $43.2 million, (iii) cash deposit for potential acquisitions in the amount of $9.5 million, (iv) payment to contractors for construction projects in the amount of $4.2 million and (v) the acquisition of property, plant and equipment of $2.9 million relating to the acquisition of subsidiaries relating to Wuyue, Husahe, Hengda, Xineng , Xiaopengzu, Jinling, Jintang, Jinlong and Jinwei hydropower projects.

Financing activities:

Net cash used in financing activities was $20.4 million in 2012, primarily because the Company has refinanced certain existing loans with longer terms as a result of the improvement of the lending environment in China since the beginning of 2012. The net cash used in financing activities in 2012 reflected primarily the net repayment of loans from individual third parties in the amount of $18.0 million and $5.2 million in restricted cash in relation to deposit of RMB equivalent cash in a bank to exchange for US bank loans, partially offset by the net proceeds from long-term loans of $3.0 million.

Net cash used in financing activities was $2.0 million in 2011, primarily because the Company’s ability of access available bank facilities was constrained by the tight monetary policy by the central government to control the inflation. The net cash used in financing activities in 2011 reflected primarily the repayment of long-term loans in the amount of $21.1 million, partially offset by the proceeds of $10.0 million from the partial warrant exercise by Vicis Capital Master Fund, the net proceeds of loans from individual third parties in the amount of $6.8 million and the net proceeds from short-term loans of $2.2 million.

Net cash provided by financing activities was $62.4 million in 2010, primarily because the Company completed its the initial public offering and received $86.0 million proceeds (net of payment of deferred initial public offering costs), partially offset by the net repayment of long-term loans in the amount of 26.9 million.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 117

4.              You disclose that you have not been exposed, nor do you anticipate being exposed, to material risks due to changes in market interest rates. Please explain in greater detail and disclose why you believe you are not exposed to interest rate risk considering the amount of debt you maintain and that interest expense was approximately 32.9% and 45.3% of your revenues for the years ended December 31, 2012, and 2011, respectively as calculated using your consolidated statements of comprehensive income on page F-3.

The Company respectfully advises the Staff that at present, the interest rate of the Company’s floating rate loans is subject to the change on the benchmark interest rate published and adjusted by the People’s Bank of China (“PBOC”). Different interest rate levels correspond to loans with different terms. New loan contracts entered hereafter will be subject to the then effective benchmark interest rate.

Since the beginning of 2012, the PRC government has loosened its monetary policy. In addition, the PBOC reduced the deposit reserve requirement ratio twice by 1% in total and reduced the deposit and benchmark lending rate by 0.56% in 2012. Although there is no assurance that the lending interest rate will not increase in the future if the PRC government decides to tighten its monetary policy, based on its observation of historical change of interest rate, the Company believes that it is more likely that the interest rate will remain stable in a short term.

The Company respectfully advises the Staff that the interest expense on floating rate bank loans which accounted 96% and 95% of the total bank loan principles were $17.8 million and $18.6 million in 2011 and 2012, respectively, and accounted for 33% and 22% of the revenue for the relevant period. All the Company’s loans from non-financial institutions and third parties have fixed interest rates and, thus, have no interest rate exposure. The Company performed sensitivity analysis at the end of each fiscal year. Based on the Company’s analysis, if the interest rate goes up/down by 50 basis points, the interest expense will increase/decrease by US$1.3 million both at the end of 2011 and 2012, which would account for 2% and 1% of the Company’s revenue for year 2011 and 2012, respectively. The Company considered the amounts insignificant compared to its revenue.

5.              If the interest rate risk is considered material, we believe you should revise using one of the three alternatives for disclosure of quantitative and qualitative information about market risk as required by the instructions to Item 11 of Form 20-F.

The Company respectfully advises the Staff that based on its sensitivity analysis at the end of each fiscal year, the Company considered the interest rate risk immaterial. In response to the Staff’s comment, the Company will continue to closely monitor the interest rate risk during the current fiscal year. Any necessary disclosure will be made in its future Form 20-F filings if the interest rate risk is considered material.

In addition, the Company will revise a risk factor in the “Risk Factors” section in its future Form 20-F filings in a manner similar to the following (new language bold and underscored, deleted language strikethrough):

We cannot assure you that we can obtain bank loans on terms acceptable to us or at all.

In 2011, the PRC government, as part of its effort to reduce inflation, implemented a monetary policy that severely limited the amounts that banks could lend. As a result, we experienced difficulty in borrowing from our principal banks, although we were able to meet our liquidity needs at the end of 2011 through negotiations to extend the term of certain current obligations, borrowing several smaller loans with one-year terms, an exercise of warrants by a stockholder and the sale of the Yuanping hydroelectric power project. In 2012, the bank lending market in China has improved. While our ability to borrow remains somewhat challenging, we have been able to secure a total of $121.8 million through borrowings from banks and non-financial institutions in 2012. Consistent with the PRC government’s efforts to control and adjust credit available, China’s central bank, the People’s Bank of China, or the PBOC, raised its benchmark one-year lending rate by an aggregate of 75 basis points to 6.56% in 2011 and lowered it by 56 basis points to 6.00% in 2012. The interest expenses on our floating rate bank loans, which accounted for 96% and 95% of the total bank loan principles, were $17.8 million and $18.6 million in 2011 and 2012, respectively, representing 33% and 22% of our revenue for the relevant period. Based on our sensitivity analysis, if the interest rate changes by 50 basis points, the interest expense will change by approximately $1.3 million, accounting for 2% and 1% of our revenue in 2011 and 2012, respectively. ~~The sale of the Yuheng hydroelectric power project also helped us to meet our liquidity needs at the end of 2012.~~ Although there are signs that the PRC government might further loosen its monetary policy in 2013, we cannot assure you that we can obtain bank financing on terms acceptable to us or at all in the future or that we will be able to meet our liquidity needs through bank loans whether it is due to changes in the PRC’s monetary policy or otherwise.

Item 15. Controls and Procedures, page 119

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

6. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company considered controls to assess financial reporting risks that are relevant to all locations where it has operations. The Company adopted the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate and assess its internal control over financial reporting. Moreover, the Company followed the recommendations of “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” and considered the guidance under the PCAOB Auditing Standard No. 5 to conduct the assessment using a top-down, risk-based approach.

Below are the detailed procedures that the Company used to assess the effectiveness of internal control over financial reporting in 2012:

1)                 Risk Assessment and Scoping

A top-down risk assessment approach began at the financial statement level, and internal and external risk factors were considered to properly determine and document the identified significant accounts, significant processes and in-scope entities.

The Company used its own knowledge and understanding of its business, organization, operations, and processes, to consider the potential likelihood of misstatements and identify risks that could result in a material misstatement of the financial statements. Internal and external risks that impact the business, including the nature and extent of any changes in those risks, which may give rise to a risk of misstatement were considered as part of this risk identification process. The Company also considered the various risks of misstatement from sources such as the initiation, authorization, processing and recording of transactions and other adjustments that are reflected in financial reporting elements.

Based on the top-down risk assessment, the Company prioritized the risks through linking up a risk to its financial statement account caption, disclosures and relevant assertions. The Company determined most of the financial statement accounts as significant accounts. The Company then linked the significant accounts to the locations and business processes to identify the in-scope locations and key business processes. The Company concluded that most subsidiaries were scoped-in as significant locations. Twelve key processes (including Sales and Revenue, Fixed Assets, Construction in Process, Intangible Assets and Other Assets, Payroll and Welfare, Stock Option, Treasury-Cash and Expense, Financing, Investment, Taxation, Financial Statement Closing and Financial Reporting and Costing) were identified based on the risk assessment results.

2)                 Entity Level Controls Evaluation

The COSO framework was selected to evaluate the effectiveness of entity level controls. Key controls were identified and tested to address five components of COSO framework, namely control environment, risk assessment, control activities, monitoring, information and communication.

3)                 Process Level Controls Evaluation

The Company documented each significant process and related controls, segregation of duties in a variety of process narratives and risk control matrixes (“RCM”).

The Company conducted interviews and walk-through to evaluate the design effectiveness of the controls in mitigating those risks related to financial reporting, and further assessed the control operating effectiveness through developing sampling methodologies and testing approaches based on the risk level and frequency of the controls through testing all identified key controls.

4)                 Deficiencies Analysis

After each phase of control testing, the identified design and operational deficiencies and improvement recommendations were communicated with process owners, senior management and the audit committee.

5)                 Evaluation of Overall Effectiveness

Based on this assessment under the supervision and with the participation of the management, including the Company’s Interim Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the Company determined that its internal control over financial reporting was effective as of December 31, 2012, in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

7. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company established its internal audit department in 2010, which reports directly to the audit committee of the Company’s board of directors. The mission of this internal audit department is to provide independent, objective supervision and consulting services designed to add value and improve the Company’s operations. It helps the Company accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of internal control and improve the Company’s risk management, control, and governance process. The department head is the Internal Audit Senior Manager, who is approved by the audit committee and appointed by the management. The Internal Audit Senior Manager has direct access to the Company’s senior management, including the interim CEO and CFO, as well as the audit committee. In addition, the internal audit department has full and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risk assessments. The internal audit activity is independent, and internal auditors are required to be objective and free of conflicts in performing their work. The Company’s internal auditors maintain strict independence in fact and appearance.

The internal audit department regularly performs the following works in order to evaluate the effectiveness of internal control of the Company:

•                      Determining the specific scope, timeline and applicable audit procedures, and preparing audit plans;

•                      Identifying, analyzing and evaluating potential risks, including fraud risk; controlling and monitoring these risks based on evaluation results;

•                      Evaluating internal control compliance by subsidiaries and various business functions and recommending suggestions for improvements;

•                      Performing follow-up audit on whether the audit findings and recommendations are properly accepted with remediation action taken;

•                      Issuing detailed audit updates for SOX 404, and presenting the audit findings and status to the audit committee on a quarterly basis; and

•                      Maintaining open communication with the management and the audit committee.

The Company’s management utilizes and relies on the work performed by the internal audit department to complete their assessment of the effectiveness of the Company’s internal control over financial reporting on an annual basis. The Company believes that its internal control over financial reporting is effectively implemented and monitored across the Company.

8. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company maintains its books and records in accordance with U.S. GAAP. The Company has following controls in place to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U. S GAAP:

1)             The Company has established and maintained a Significant Accounting Policies and Accounting Estimates Handbook as critical accounting guidance to address significant accounting issues and assist accounting and finance personnel across all subsidiaries in preparing financial statements in compliance with U.S. GAAP and SEC requirements.

2)             The accountants prepare accounting entries for transactions they are responsible for, based on the underlying supporting documents. The supervisors perform a quality control review on the journal vouchers including an assessment of the appropriateness of the accounting treatments.

3)             The Company has established period-end closing checklists as well as the consolidation and reporting packages across all subsidiaries with specific timing and content requirements to enhance controls over period closing and financial reporting processes.

4)             The headquarter finance department prepares an accounting memo for non-routine and complex transactions to determine the appropriate U.S. GAAP treatment for such transactions based on a review of underlying documentation, for which the CFO performs the final review.

5)             The Company has established a centralized financial reporting software system at its headquarters and each subsidiary. The chart of account was centrally maintained by the headquarter finance department including account creation, modification and block.

6)             The headquarter finance department is responsible for reviewing the trial balance of each subsidiary and preparing the consolidation. Further, the headquarter finance department has performed analytical review every quarter-end to follow up on any significant variances from the stand-alone financial statements and consolidated financial statements.

7)             The Financial Controller performs a review and the CFO performs the final review on the consolidated financial statement to ensure the completeness, accuracy and adequacy of disclosure.

8)             An audit committee meeting is held on a quarterly basis to review the financial results of the Company.

As a result of the controls the Company maintains, the Company believes it can ensure that the activities conducted and the transactions consummated by the Company are recorded in accordance with U.S. GAAP.

9. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company maintains its books and records in accordance with U.S. GAAP.

10.       We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•                     what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•                     what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•                     the nature of his or her contractual or other relationship to you;

•                     whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•                     about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company respectfully advises the Staff that the following persons are primarily responsible for preparing and supervising the preparation of its financial statements and evaluating the effectiveness of its internal control over financial reporting.

CFO

The CFO of the Company is responsible for reviewing and supervising the accounting treatment for significant and complex transactions and the preparation of the Company’s financial statements. She is a Canadian Chartered Accountant (CICA) and a Hong Kong Certified Public Accountant (HKCPA). She received her Master of Accountancy degree from Brock University, Canada in 2003. She has over 10 years of work experience related to financial reports prepared in accordance with U.S. GAAP and compliance with SEC rules. The CFO obtained her knowledge of U.S. GAAP and SEC rules and regulations primarily through her prior experience and expertise gained in auditing clients as an audit manager with PricewaterhouseCoopers (PwC) and working on the Company’s U.S. GAAP and SEC rules compliance after she joined the Company. During her 7-year tenure with PwC, she gained deep understanding of U.S. GAAP and SEC rules and regulations through auditing clients, including major multi-national corporations that prepared financial statements in accordance with U.S. GAAP. From time to time, she attends training seminars and CFO conferences, including seminars and conferences organized by Big 4 accounting firms, to stay abreast of developments in U.S. GAAP and SEC rules. The Company’s CFO has entered into a full time employment contract with the Company.

Financial Controller

The Financial Controller is primarily responsible for detailed supervision of (i) the accounting treatment for significant and complex transactions, (ii) preparation of the Company’s financial statements in accordance with U.S. GAAP, and (iii) implementation and maintenance of the internal control over financial reporting. He is a Certified Public Accountant of PRC (CICPA) and received his master’s degree from Jilin University in 2005. He regularly attends U.S. GAAP-related training sessions organized by Ernst & Young on U.S. GAAP and SEC rules and regulations. Those programs cover various relevant topics including updates on U.S. GAAP, SEC rules, implementation guidance on newly issued accounting standards and knowledge sharing in areas related to accounting and reporting. The Company’s Financial Controller has entered into a full time employment contract with the Company.

Financial Manager

The Financial Manager is responsible for (i) preparing the Company’s financial statements in accordance with U.S. GAAP; (ii) reviewing U.S. tax and business filings according to U.S. tax law and regulations; (iii) reviewing U.S. payroll filings according to U.S. Federal and relevant state rules and regulations; (iv) maintaining employee stock option and shareholders records; (v) compiling information needed for forecast and budget review; (vi) assisting in financial and tax audits, if any, and (vii) communicating with authorities on behalf of the Company. She holds a master’s degree in Taxation from Golden Gate University and bachelor’s degree in Accounting and Computer Information System from California State University, Hayward. She has more than 10 years of experience working at a listed company and at CPA firms in the U.S. During her past working experience, she obtained extensive knowledge of U.S. GAAP and SEC rules and regulations. In 2007, she obtained her Certified Public Accountant (U.S.) (CPA) license. She is a member of the American Institute of Certified Public Accountant (AICPA). She attends CPE trainings regularly according to the requirements of the California Board of Accountancy. The Company’s Financial Manager is a full time employee of the Company.

Internal Audit Senior Manager

The Company’s Internal Audit Senior Manager is in charge of (i) developing an annual internal audit plan, (ii) providing an annual assessment on the adequacy and effectiveness of the Company’s processes for risk management and control activities, and (iii) reporting significant findings and recommendation. Prior to joining the Company, she was a manager in the Business Risk Service Group of Ernst & Young (China) Advisory Ltd. from 2006 to August 2011, focusing on, among other things, SOX 404 compliance, enterprise risk management, internal control review and internal audit. Before that, she was a senior auditor at PwC from 2004 to 2006. At Ernst & Young (China) Advisory Ltd, she received training on U.S. GAAP and SEC rules and regulations and assisted many U.S.-listed companies in performing assessments of internal control systems. She received her bachelor’s degree in Economics from Renmin University of China. She is a Certified Public Accountant of PRC (CICPA) and Certified Internal Auditor (CIA). She regularly attends U.S. GAAP and internal control-related trainings and workshops organized by Ernst & Young. Those programs cover various relevant topics including updates on convergence between U.S. GAAP and IFRS, COSO framework, internal audit skills and fraud identification guidance. The Company’s Internal Audit Senior Manager has entered a full time employment contract with the company.

11. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•                      the name and address of the accounting firm or organization;

•                      the qualifications of their employees who perform the services for your company;

•                      how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                      how many hours they spent last year performing these services for you; and

•                      the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company did not retain any accounting firm or other similar organization to prepare its financial statements. However, the Company engaged Protiviti Shanghai Co., Ltd (“Protiviti”) as its SOX consultant to assist the Company to evaluate the effectiveness of internal control over financial reporting.

1)                 the name and address of the accounting firm or organization;

Protiviti is located at Suite 2618, Central Plaza, No. 381 HuaiHaiZhong Road, Huangpu District Shanghai 200020, CHINA.

2)                 the qualifications of their employees who perform the services for your company;

Protiviti is a global business consulting and internal audit firm composed of experts specializing in risk, advisory and transaction services. Protiviti’s professional team serving the Company was comprised of 16 professionals, including one Managing Director, one Associate Director, two Managers, three Seniors, four Consultants and five Consultants. The qualifications of these team members include Certified Internal Auditor, Project Management Professional and Certified Information Systems Auditor.

3)                 how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting

Protiviti team assisted the Company’s management to perform the following work on SOX 404 compliance projects:

•                  Assessing internal control design effectiveness —Assisting to interview and document in-scope processes as process narrative, identify key controls and document in Risk Control Matrix (RCM), walkthrough the processes and go through summary of design gaps and remediation recommendations with both the management and internal audit department.

•                  Assessing internal control operating effectiveness —Assisting to develop internal control testing strategy and testing procedures, perform 2-rounds sample testing throughout a financial year to make sure continuous improvement of internal controls, confirm summary of operating gaps and remediation recommendations, wrap up testing paper.

•                  Assessing impacts of open deficiencies and report - Assisting to assess quantitative and qualitative impacts of open deficiencies that were not completely remediated by the end of financial year.

Protiviti has served the Company from 2010 to 2013 by assigning a stable team with experienced professionals in the energy industry and in SOX 404 compliance projects. By executing the projects, they have obtained deep understanding of the Company’s business and processes. Therefore, they are qualified to provide continuous services to the Company in an efficient and effective manner.

4)                 how many hours they spent last year performing these services for you

Protiviti spent 2,739 hours last year performing these services for the Company.

5)                 the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company paid a total amount of fees of RMB1,057,761, including service fees, out-of-pocket expenses and taxes, to Protiviti in connection with the evaluation of the Company’s internal control over financial reporting for fiscal year ended December 31, 2012.

12. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•                  why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                  how many hours they spent last year performing these services for you; and

•                  the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company does not retain any individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

13. You disclose that your management concluded that internal control over financial reporting was effective as of December 31, 2012, but that you identified certain control deficiencies in connection with accounts and business activities at entities and projects previously acquired by you and you are in the process of implementing measures to address these issues. Please tell us:

•                  the nature of the deficiencies noted and what period they relate to;

•                  your conclusion as to whether each of the identified deficiencies, both independently and in the aggregate, represented a material weakness or material weaknesses and if so, how you reasonably conclude that you have an effective internal control over financial reporting; and

•                  the current status of the remediation of the control deficiencies.

The Company’s management noted the following control deficiencies involving its internal control over financial reporting as of December 31, 2012:

#	Description of Control Deficiency	Evaluation of Control Deficiency
1

Transactions not identified by management and failure to record transactions in the financial statements in Fugong County Hengda Power Electric Power Development Co., Ltd. (“Hengda”) and Fugong County Xineng Electric Development Co., Ltd. (“Xineng”).

This was a control deficiency related to the operation of the bank accounts opened with Industrial Bank Co., Ltd. by Hengda (“Hengda Account”) and with China Construction Bank by Xineng (“Xineng Account”) from 2011 to 2012. Certain bank transactions for these bank accounts were not identified, properly authorized and recorded in the financial statements.

This deficiency was identified as a significant deficiency.

This was a deficiency in the operation of internal controls in Hengda and Xineng. The Company designed and implemented a series of control procedures in treasury management and financial reporting process which were performed effectively in all of the other subsidiaries in 2012.

Had these bank transactions been recorded properly, our cash and cash equivalents as of December 31, 2012 would have been affected by USD1,848 (RMB11,614). Although the amount affected was insignificant, considering the nature of this deficiency and the potential risks, the Company concluded that this deficiency was a significant deficiency but not a material weakness.

2

Inappropriate timing of transfer from construction in progress to property, plant and equipment in Qingtian Wuliting Hydroelectric Development Co., Ltd. (“Wuliting”).

The construction completion date in the completion report and the date the constructed assets were ready to use was October 13, 2012. However, the construction in progress was transferred into property, plant and equipment only on December 31, 2012. The additional depreciation expense should have been recognized as of December 31, 2012 was US$6,070.29 (RMB38,154.87).

This deficiency was identified as a control deficiency.

This was a deficiency in the operation of internal controls in Wuliting. The management designed a formal review and approval procedure for the accounting treatment of transfer construction in progress to property, plant and equipment when constructed assets are ready for their intended use, which was performed effectively in all of the other subsidiaries in 2012. Moreover, the amount affected in this deficiency did not have significant impact on the consolidated financial statements. The Company therefore concluded that this control deficiency was not a material weakness or a significant deficiency.

3

No signed document from customer to confirm the electricity sales  volume in Luquan Xiaopengzu Power Electric Power Development Co., Ltd. (“Xiaopengzu”).

The electricity volume settlement sheet was not signed by Xiaopengzu’s customer, Yunnan Electric Power Grid Co., Ltd. (“Yunnan Power Grid”), since the Company acquired it in September 2010 throughout 2012. Due to the local practice, the electricity sales volume has been confirmed by Xiaopengzu’s customer, Yunnan Power Grid, through phone on a monthly basis, while no written evidence was retained.

This deficiency was identified as a control deficiency.

This was a deficiency in the operation of internal controls in Xiaopengzu. The Company has designed and implemented formal control procedure to confirm electricity volume settlement on a group-wide basis since 2010. This procedure has been followed effectively in all subsidiaries except in Xiaopengzu, due to the practice of Xiaopenzu’s customer, Yunnan Power Grid. However, no misstatement was noted in the financial statements. The Company therefore concluded that this control deficiency was not a material weakness or a significant deficiency.

#	Description of Control Deficiency	Evaluation of Control Deficiency
4	Interest expenses were not capitalized properly. Interest expenses were not properly capitalized on construction in progress based on general borrowings throughout 2012.

This deficiency was identified as a control deficiency.

The Company has designed and implemented formal control procedures of interest expense capitalization since 2010. However, in 2012, as the interest expense that should be capitalized in aggregation was relatively insignificant compared to previous years, the interest expense capitalization control procedures were not followed properly.

The Company has made an assessment of interest expenses that should be capitalized on construction in progress based on general borrowings on a group-wide basis in 2012, which was USD42,558 (RMB267,826), and determined that the amount affected did not have a significant impact on the Company’s consolidated financial statements. The Company therefore concluded that this control deficiency was not a material weakness or a significant deficiency.

#	Description of Control Deficiency	Evaluation of Control Deficiency
5

Inadequate review on bank reconciliations of Hengda Account and Xineng Account.

The reconciliations of Hengda Account and Xineng Account were prepared by a cashier without necessary competence and authority, instead of by a qualified accountant. Meanwhile, there was no written record of monthly review on bank reconciliations by designated personnel in 2012.

This deficiency was identified as a control deficiency.

This was a deficiency in the operation of internal controls in Hengda and Xineng. The Company designed and implemented control procedures of bank reconciliations on a group-wide basis, which were performed effectively in all of the other subsidiaries in 2012. There was no significant impact on the Company’s consolidated financial statements. The Company therefore concluded that this control deficiency was not a material weakness or a significant deficiency.

6

Failure to identify restricted cash.

The Company failed to identify the certificates of deposits pledged to financial institutions for bank loans as restricted cash as of December 31, 2012. However, such failure was identified timely and restricted cash is correctly recorded in the Company’s consolidated financial statements.

This deficiency was identified as a control deficiency.

There was no impact on the consolidated financial statements. The Company therefore concluded that this control deficiency was not a material weakness or a significant deficiency.

The Company assessed the significance of each individual deficiency and considered the impact of these control deficiencies in aggregate, and determined that these control deficiencies did not constitute a material weakness individually or in aggregate.

In 2013, the Company has implemented a series of measures to remediate the above mentioned deficiencies, including:

1)                 The Company has strengthened its treasury management procedures including requiring that financial stamp and CFO stamp be kept by different persons who have the authority to use these stamps; and transactions be properly authorized with supporting documents and properly recorded in financial statements. In addition, monthly bank reconciliations should be prepared and reviewed by appropriate personnel.

2)                 The Company has strengthened its control procedure in construction in progress process by requiring that construction in progress be transferred to specific property, plant and equipment and commence depreciation when the assets are ready for their intended use upon the construction completion; detailed quality review be performed on a timely basis; and interest expenses be properly capitalized on construction in progress based on general borrowings.

3)                 The Company has strengthened its communication with Yunnan Power Grid. A written confirmation for the electricity volume of the whole fiscal year will be obtained by end of 2013 from Yunnan Power Grid.

4)                 The Company has strengthened its financial reporting process by requiring that terms of the pledged assets be reviewed on a timely basis, and be disclosed properly in financial statements.

5)                 The Company also has strengthened its corporate governance procedures on a group-wide basis, including providing trainings on the internal control requirements to employees.

The Company’s internal audit department has performed walkthrough tests to examine the remediation status of the abovementioned deficiencies in 2013. The testing period is from January to May 2013. The results of walkthrough tests show that remedial measures to deficiencies #1, #2, #4, #5 and #6 are designed effective in 2013. Remediation to deficiency #3 will be tested in early 2014 as written confirmation for the electricity volume of the whole fiscal year shall be obtained by end of 2013. Moreover, detailed control tests will be performed in September and October 2013, and year-end and follow-up control test will be performed in early 2014 to evaluate the operating effectiveness of these controls.

Item 16A. Audit Committee Financial Expert, page 120

14.       You disclose that Mr. Yun Pun (Felix) Wong qualifies as an “audit committee financial expert.” Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Mr. Yun Pun (Felix) Wong graduated from the Hong Kong Polytechnic University and holds a Master of Business from the Curtin University, Australia and is a fellow member of Hong Kong Institute of Certified Public Accountants. Mr. Wong is the CFO and Executive Director of Tsing Capital, a venture capital firm which manages China Environment Fund III, L.P. Prior to his current role, Mr. Wong has also served as the CFO and Senior Director of Spring Capital, the CFO of Natixis Private Equity Asia and Associate Director of Finance for JAFCO Asia. Mr. Wong has additionally served in the finance departments of several multinational companies. He has accumulated extensive knowledge and experience of U.S. GAAP and internal control over financial reporting while working for U.S.-listed and unlisted companies. Mr. Wong has also served as an auditor in PwC in the early years of his career, during which time he obtained his knowledge of U.S. GAAP and SEC rules and regulations primarily through his experience and expertise gained in auditing clients.

Item 17. Financial Statements

9. Goodwill, page F-38

15.       You disclose that during the year ended December 31, 2012 you performed a qualitative assessment and determined it was not more likely than not that the fair value of your reporting units were less than their carrying value. We note you identified a goodwill impairment indicator during the year ended December 31, 2011 due to the significant decline in your share price for a sustained period and ultimately recorded a goodwill impairment. Additionally, we note that you have a current deficit as of December 31, 2012, a loss from continuing operations for the year ended December 31, 2012, and your auditor’s report raises substantial doubt as to your ability to continue as a going concern. Please advise us how you consider these negative factors in your qualitative assessment for the year ended December 31, 2012 in detail, including other specific events and circumstances you considered, and how each of them individually and in their totality impacted your evaluation and conclusion. Refer to ASC 350-20-35-3C.

The Company respectfully submits that during the year ended December 31, 2011, the Company identified several goodwill impairment indicators, including (i) a significant decline in share price from US$7.39 per ADS as of December 31, 2010 to US$1.14 per ADS as of December 31, 2011; (ii) the significant lower than average annual precipitation which resulted in operating loss of US$28.6 million; and (iii) a tighten lending environment in China leading to difficulties in financing and repaying notes to original shareholders from acquisition, which resulted in a working capital deficiency of US$138.7 million as of December 31, 2011. As a result, the Company performed a quantitative assessment and recognized an impairment loss on goodwill of US$11.4 million for the year ended December 31, 2011.

For the year ended December 31, 2012, the Company considered all positive and negative factors in its qualitative assessment of goodwill impairment by referring to ASC 350-20-35-3C and concluded that the fair value of its reporting units was higher than their carrying value as of December 31, 2012. The Company evaluated the following relevant events and circumstances in its qualitative assessment:

•                      The share price of the Company increased from US$1.14 per ADS as of December 31, 2011 to US$1.72 per ADS as of December 31, 2012, representing an increase of 50.9%.

•                      The net loss from continuing operations of the Company improved significantly from US$55.0 million for the year ended December 31, 2011 to US$5.1 million for the year ended December 31, 2012. In addition, the adjusted EBITDA of the Company as defined on page 84 of the Form 20-F increased from US$31.5 million for the year ended December 31, 2011 to US$58.5 million for the year ended December 31, 2012. Furthermore, all of the individual reporting units located in the Zhejiang, Fujian and Yunnan Provinces experienced significant improvement in their operating results with no impairment indicators noted in 2012 as compared with 2011. Specifically, the reporting units located in the Fujian and Yunnan Provinces for which the Company had recognized a goodwill impairment loss in the year ended December 31, 2011 obtained a higher approved tariff as well as generated and sold more electricity in 2012. Thus, it is not more likely than not for these reporting units to have goodwill impairment in the year ended December 31, 2012.

•                      The net working capital deficiency improved significantly from US$138.7 million as of December 31, 2011 to US$81.0 million as of December 31, 2012, which was mainly due to operating cash inflows of US$22.7 million and proceeds from the disposal of subsidiaries of US$20.2 million during the year ended December 31, 2012. In addition, due to a loosened lending environment in China in 2012 as compared with 2011, the Company was able to raise a total of US$121.8 million through borrowings from banks and other financial institutions.

•                      Although the working capital deficiency of US$81.0 million as of December 31, 2012 raised substantial doubt as to the Company’s ability to continue as a going concern, the aggregate balance of cash and cash equivalents and restricted cash improved from US$8.4 million as of December 31, 2011 to US$13.1 million as of December 31, 2012. In addition, the management of the Company had taken steps to actively pursue additional capital and financing as disclosed in Note 2(a) to the financial statements.

•                      There were no further deteriorations in general economic conditions in China during 2012 given that the GDP growth was 7.4% and 7.9% in the third and fourth quarter of 2012, respectively. In addition, the fluctuation in foreign exchange rate of Renminbi to U.S. dollars was 0.2% in 2012, which was significantly less volatile as compared with the fluctuation of 4.9% in 2011. Furthermore, the lending environment in China loosened in 2012 as compared with 2011, as the People’s Bank of China reduced the reserve requirement ratio twice by 1% in total and reduced the deposit and lending rate by 0.25% in 2012.

•                      There was no significant change in the regulatory and political environment in which the Company’s subsidiaries operated. Due to the limitation of electricity generation permits and licenses issued by the local PRC governmental authorities, there is a high barrier to entry into the hydropower industry which helps to restrict the level of competition. On a macro-level, the Company has benefited significantly from the growth of the industrial base, increase in consumer consumption of electricity and overall economic growth in China, which has contributed to a significant increase in electricity demand. China’s electricity consumption grew 5.33% from 4,690 TWh in 2011 to 4,940 TWh in 2012. On an entity-specific level, the Company does not experience significant changes to its customer year on year, as the local power grids are the Company’s only customers. In 2012, the Company received a tariff increase of RMB0.021 per kilowatt hour for five of its hydroelectric power projects in the Fujian Province and an effective annual increase of 17% for one hydroelectric power project in the Yunnan Province.

•                      In 2012, the maintenance fee, labor costs, other taxes and surcharges, and water resource fee that had a negative effect on earnings and cash flows increased by US$3.2 million as compared with 2011 while the revenue increased by US$30.8 million as compared with 2011. Overall utilization at the Company’s hydroelectric power projects in 2012 was significantly higher than the overall utilization in 2011 due to significantly higher levels of precipitation, which led to the actual results of operations significantly exceeding the projected results of operations in 2012. As a result, the Company’s net cash generated from operating activities increased by US$21.1 million in 2012. Although significant changes were made to the Company’s senior management and board of directors during 2012, the overall business strategy of the Company remained consistent with previous years. In addition, the key personnel at the reporting unit level remained unchanged. As a result, no significant changes were noted from the overall operations of the Company and its subsidiaries.

•                      During the year ended December 31, 2012, the Company disposed of two subsidiaries located in the Fujian Province, namely Yuheng and Yuanping, for the purpose of obtaining additional cash for repayment of certain loans with high interest rates. The Company realized gains on disposal of US$2.7 million in aggregate, indicating that the market value of the power stations exceeded their carrying amount. The total electricity consumption in China has constantly increased during recent years and is expected to grow continuously in the foreseeable future. In China, preference is given to hydropower electricity production over coal fire electricity production since hydropower is renewable energy. Thus, it is more likely than not that the Company would realize a gain from disposing any of its remaining hydropower stations.

Considering all the unfavorable factors identified in 2011 had significantly improved in 2012, the Company determined that it is more likely than not that the fair value of its reporting units was higher than their carrying value based on the qualitative assessment. However, given the additional negative factors such as the working capital deficiency as of December 31, 2012, a loss from continuing operations for the year ended December 31, 2012, and the substantial doubt raised by the Company’s auditor as to the Company’s ability to continue as a going concern, management of the Company had also performed a quantitative test on goodwill impairment for the year ended December 31, 2012 to supplement the qualitative analysis. Based on the result of the quantitative test, the fair value of the reporting units was higher than their carrying amount as of December 31, 2012.

12. Accrued Expenses and Other Current Liabilities, page F-40

16. Other Non-Current Liabilities, page F-50

16.       Please explain in detail the facts and circumstances that appears to have driven the reclassification of unrecognized tax benefits and related accrued interest from accrued expenses and other current liabilities as of December 31, 2011 to other non-current liabilities as of December 31, 2012.

The Company respectfully submits that its unrecognized tax benefits mainly represent the difference in the amount of benefits recognized in the statement of financial position and the amount taken or expected to be taken in a tax return resulted from transfer pricing and non-deductible expenses. During the year ended December 31, 2012, the Company’s previous CEO, Chief Compliance Officer and President had resigned from the Company, which resulted in changes to the Company’s senior management, board of directors and audit committee. The new senior management and directors of the Company did not anticipate payment of cash to settle these unrecognized tax benefits liabilities within one year, as the Company had net operating losses, insufficient liquidity and net working capital deficiency in recent years. Therefore, the Company reclassified the unrecognized tax benefits and the related accrued interest to other non-current liabilities as of December 31, 2012, in accordance with ASC740-45-11.

13. Income Tax Expense, page F-42

17.       Refer to the income tax expense reconciliation on page F-43. We note your reconciling item “Effect of non-PRC entities not subject to income tax”. Please tell us and disclose the nature of this apparent permanent difference. Also explain to us how this non-taxable line item triggers an increase in your income tax expense.

The Company respectfully submits that the reconciling item “Effect of non-PRC entities not subject to income tax” refers to the effects resulted from the tax rate difference between the PRC statutory tax rate of 25% and the applicable tax rate of zero for the Company, which is incorporated in the Cayman Islands, and a subsidiary of the Company incorporated in Hong Kong. Since these two entities are investment holding companies with no income generation, only operating losses were incurred for the years ended December 31, 2010, 2011 and 2012. The reconciliation of income tax benefits due to net operating losses of these two entities from the PRC statutory tax rate of 25% to the applicable tax rate of zero resulted in a reduction of income tax benefits, which has the same effect as an increase of income tax expense. In response to the Staff’s comment, the Company will revise the caption to “Effects of differing tax rates in effect in different jurisdictions” in its future Form 20-F filings.

24. Commitments and Contingencies

(c) Other Commitments, page F-59

18.       You disclose that you entered into compensation agreements during the year ended December 31, 2011 with certain land owners who lost the usage of their land due to the operation of your projects in the area, and that you recorded $166,000 and $739,000 of related expenses during the years ended December 31, 2011, and 2012, respectively. Please explain in further detail the facts, circumstances and their timing surrounding these agreements. Additionally, please explain your U.S. GAAP basis behind your accounting citing the relevant literature you relied upon, and specifically discuss the timing and calculation of the amounts recognized. We note that you did not record the full accrual of the compensation expenses in the financial statements. Please provide an example in demonstrating how you calculated the periodic expenses for 2011 and 2012.

The Company respectfully submits that three subsidiaries of the Company located in the Fujian Province, namely Jinling, Jinlong and Jinwei, have entered into agreements with certain land owners, who are local farmers, to compensate them for the loss of usage of their land for cultivation due to (i) the land being directly occupied by the Company for the construction of hydropower plants, dams and other hydroelectric facilities or (ii) the land surrounding the dams being in danger of flooding by the impoundment from the operation of the subsidiaries’ hydropower plants. The Company agreed to pay the land owners a fixed annual fee, ranging from RMB1,300 to RMB170,000, over a fixed period of time, ranging from 3 years to the remaining contractual term of the Company’s subsidiaries’ permits and licenses to operate the hydropower plants, for the loss of their land for cultivation over the compensation period. Payments are made either annually or every three years. The permits and licenses to operate the hydropower plants of Jinling, Jinlong and Jinwei will terminate on December 26, 2040, April 8, 2053 and June 16, 2053, respectively. Under both scenarios, the Company did not make a payment to the land owners to obtain their legal ownership of the land. Rather, the payment was made to compensate the land owners for foregoing their rights to use the land for cultivation over an agreed period of time.

In accordance with the non-authoritative FASB Statements of Financial Accounting Concepts 6, expenses resulting from the use of assets which yield their benefits to an entity over several periods are normally allocated to the periods of their estimated useful lives (the periods over which they are expected to provide benefits) by a “systematic and rational” allocation procedure. Since the compensation to the land owners is for future operation periods which can be directly related to revenues generated from the respective hydropower stations, the Company concluded that the payments made should be allocated to the periods in which the related expenses were incurred for the revenue generated. As a result, if the fixed annual payment were made annually, the fee was recorded as “cost of revenues” in the consolidated statements of comprehensive income as incurred. If the fixed annual payment were prepaid for three years, the payment was initially recorded as long-term prepaid expenses under “other non-current assets” on the consolidated balance sheets and amortized to “cost of revenues” on a straight-line basis over three years. In addition, the amounts of the fixed and determinable portion of the unconditional obligations for future compensation payments were disclosed as commitments as of the latest balance sheet date in aggregate and for each of the five succeeding fiscal years in accordance with ASC 440-10-50.

In response to the Staff’s comment, the Company provides the following two examples to demonstrate the timing and calculation of the periodic expenses recognized:

•                  Due to the operation of the Jinling hydropower station, 306 mu(59.3 acre) of land surrounding the hydropower plant is in danger of being flooded. Jinling agreed to pay a fixed annual fee of RMB170,000 to the land owner every year for the period from July 1, 2004 to June 30, 2019. The Company recognized compensation expenses of RMB170,000 as “cost of revenues” for each of the years ended December 31, 2011 and 2012. The obligation for future payments of RMB1.2 million was disclosed as commitments as of December 31, 2012 and for each of the five succeeding fiscal years.

•                  Due to the construction of the Jinwei hydropower station,60 mu (9.9 acre) of land was occupied and cannot be used by the land owner for cultivation. Jinwei agreed to prepay three years of a fixed annual fee of RMB28,500 to the land owner every three years for the period from January 1, 2008 to the termination date of the hydropower plant license. The Company recognized RMB85,500 as long-term prepay expenses upon payment and amortized on a straight-line basis over three years. The Company recognized compensation expenses of RMB28,500 as “cost of revenues” for each of the years ended December 31, 2011 and 2012. The obligation for future payment of RMB1.7 million was disclosed as commitments as of December 31, 2012 and for each of the five succeeding fiscal years.

*  *  *  *  *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at (650) 473 2630 or pku@omm.com, or Ke Geng at (86-10) 6563 4261 or kgeng@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

cc:        Jarrett Torno, Staff Accountant

Securities and Exchange Commission

Dr. You-Su Lin

Ms. Liya Chen

(China Hydroelectric Corporation)

Yanfeng Xie

(Ernst & Young Hua Ming LLP)